UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2024

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

APPOINTMENT OF BDO INDIA LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2025

On June 14, 2024, the Audit Committee of the Board of Directors (“Audit Committee”) of Yatra Online, Inc. (“the Company”) has approved the appointment of BDO India LLP as the Company’s new independent registered public accounting firm for the fiscal year ending March 31, 2025, subject to ratification of the same by the Company’s shareholders in the upcoming 2024 Annual General Meeting. The appointment of BDO India LLP is also concurrent with the appointment of M S K A & Associates, Chartered Accountants (forming part of the international BDO network) as the statutory auditors of Yatra Online Limited, the Company’s Indian subsidiary (“Yatra India”), in which the existing statutory auditors viz. S.R. Batliboi & Associates LLP, affiliate of Ernst and Young Associates LLP, will complete their maximum tenure, in their current capacity, in accordance with the laws as applicable to Yatra India.

BDO India LLP is registered with the US Public Company Accounting Oversight Board and have significant experience in United States Securities and Exchange Commission (“SEC”) reporting matters under US GAAP and IFRS.

Ernst and Young Associates LLP (“EY”) was appointed as the independent registered public accounting firm of the Company for the fiscal year ended March 31, 2024 by the Audit Committee whose appointment was subsequently ratified by the shareholders in the Annual General Meeting of the Company held on September 28, 2023. EY will continue in their capacity as the independent registered public accounting firm to audit and report on the consolidated financial statements of the Company for the fiscal year ended March 31, 2024.

EY’s report on the Company’s consolidated financial statements for the years ended March 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the fiscal years ended March 31, 2023 and 2022 and the subsequent interim period through the date hereof, there were: (i) no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to EY’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type as defined in Item 16F(a)(1)(v) of Form 20-F, except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15.B and 15.C of the Company’s Annual Report on Form 20-F for each of the fiscal years ended March 31, 2023 and 2022

The Company had requested EY to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter dated June 20, 2024 is furnished as Exhibit 99.1 to this Report on Form 6-K.

During each of the years ended March 31, 2023 and 2022, and the subsequent interim period through the date hereof, neither the Company nor anyone on behalf of the Company has consulted with BDO India LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO India LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

EVALUATION - POTENTIAL CORPORATE RESTRUCTURING

The board of directors (the “board”) of Yatra Online, Inc. (the “Company”) is looking to explore certain strategic options regarding simplifying the Company’s multi-jurisdictional corporate structure and in that direction has established an independent committee of the board (the “committee”).

The committee is expected to engage with industry experts, legal counsel, regulatory bodies, and other stakeholders to gather insights, perspectives, and requirements for approval on any proposed corporate structural changes.

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After such review, the committee will develop a set of strategic recommendations for the board that outline potential pathways, the anticipated benefits, and any associated risks or challenges. The committee will aim for a plan that can reduce administrative overhead, rationalize costs, and facilitate organic and inorganic growth for the Company.

There is no assurance that the Company will necessarily take any near-term course of action, or will pursue any recommended plan.

CORRIGENDUM TO THE EARNINGS RELEASE DATED MAY 30, 2024 ANNOUNCING THE UNAUDITED FINANCIAL AND OPERATING RESULTS OF YATRA ONLINE, INC. FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2024 (“EARNINGS RELEASE”)

The Company is issuing this corrigendum dated June 20, 2024 (“Corrigendum”) to the Earnings Release to address certain inadvertent errors as indicated below. Except as reflected in this Corrigendum, the contents and other terms of the Earnings Release remain unchanged. This Corrigendum should be read in conjunction with the Earnings Release.

In relation to the Earnings Release, you are requested to take note of the following modifications, underlined for ease of reference:

1.	On Page 13 of the Earnings Release, the paragraphs with headings “Basic Loss per Share” and “Diluted Loss per Share” inadvertently stated certain erroneous figures with respect to (i) Basic Loss Per Share (ii)Adjusted Basic Loss Per Share, (iii) Diluted Loss Per Share (iv) Adjusted Diluted Loss per Share, in the year 2024, which paragraphs are restated as follows:

Basic Loss per Share. Basic Loss per Share was INR 5.07 (USD 0.06) in the year ended March 31, 2024 as compared to basic loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 2.03 (USD 0.02) in the year ended March 31, 2024, as compared to Adjusted Basic Loss of INR 1.81 (USD 0.02) in the year ended March 31, 2023.

Diluted Loss per Share. Diluted Loss per Share was INR 5.07 (USD 0.06) in the year ended March 31, 2024 as compared to Diluted Loss per share of INR 4.59 (USD 0.06) in the year ended March 31, 2023. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 2.03 (USD 0.02) in the year ended March 31, 2024 as compared to Adjusted Diluted Loss INR 1.81 (USD 0.02) in the year ended March 31, 2023

2.	On Page 15 of the Earnings Release, the tables with headings “Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)” for the year ended March 31, 2024 and “Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)” for the three months ended March 31, 2024 and year ended March 31, 2024, had inadvertently stated certain erroneous figures with respect to (i) Basic Earnings/(Loss) per share (as per IFRS) (ii) Adjusted Basic Earnings/(Loss) Per Share, (iii) Diluted Earnings/(Loss) per share (as per IFRS) (iv) Employee share-based compensation costs (v) Adjusted Diluted Earnings/(Loss) Per Share, which tables are restated as follows:

	Three months ended		Year ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Basic Earnings/(Loss) per share (as per IFRS)	0.10	0.08	(4.59)	(5.07)
Employee share-based compensation costs	0.41	0.55	2.39	2.48
Impairment of loan to joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.37	0.56
Adjusted Basic Earnings/(Loss) Per Share	0.56	0.63	(1.81)	(2.03)

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	Three months ended		Year ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Diluted Earnings/(Loss) per share (as per IFRS)	0.09	0.08	(4.59)	(5.07)
Employee share-based compensation costs	0.39	0.55	2.39	2.48
Impairment of loan to Joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.37	0.56
Adjusted Diluted Earnings/(Loss) Per Share	0.53	0.63	(1.81)	(2.03)

3.	On Page 18 of the Earnings Release, the tables with sub-headings “Earnings/(Loss) per share” and “Weighted average no. of shares” under the head “UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2024” had inadvertently stated certain erroneous figures with respect to (i) Basic and Diluted Earnings/(Loss) per share for the year ended March 31, 2024 (ii) Weighted average no. of shares for the three months ended March 31, 2024 and year ended March 31, 2024, which tables are restated as follows:

	Three months ended March 31,			Year ended March 31,
	2023	2024		2023	2024
	INR	INR	USD	INR	INR	USD
	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

Earnings/(Loss) per share
Basic	0.10	0.08	0.00	(4.59)	(5.07)	(0.06)
Diluted	0.09	0.08	0.00	(4.59)	(5.07)	(0.06)

Weighted average no. of shares
Basic	63,589,692	63,313,377	63,313,377	62,991,006	62,672,527	62,672,527
Diluted	66,733,713	63,853,577	63,853,577	62,991,006	62,672,527	62,672,527

The Corrigendum is also being made available on the website of the Company at https://investors.yatra.com/financial-information/sec-filings/default.aspx.

Exhibit Index

Exhibit No.	Description
99.1	Letter from Ernst and Young Associates

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 20, 2024	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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